Form 6-K

              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


For the month of July 2002


               Euro Tech Holdings Company Limited
         -----------------------------------------------
         (Translation of registrant's name into English)

  18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
  -------------------------------------------------------------
             (Address of Principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F  [ X ]        Form 40-F  [   ]


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-______________.



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EuroTech Holdings Company Limited
Form 6-K, July 2002
Page 2 of 2


Item 5.	Other Events
--------------------

	On July 23, 2002, Euro Tech Holdings Company Limited (the "Registrant") sent its shareholders of record copies of its Annual Report on Form 20-F (as filed with the Securities and Exchange Commission on June 28, 2002) and a Notice of its Annual Meeting of Shareholders to be held on August 20, 2002 in Hong Kong and a Proxy Statement with regard to that meeting.


Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Notice of Annual Meeting of Shareholders, Proxy
Statement and Proxy.


                             SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    EURO TECH HOLDINGS COMPANY LIMITED
                                    (Registrant)



Dated:  July 24, 2002               By:______\s\ T. C. Leung______________
                                       T.C. Leung, Chief Executive Officer
                                       and Chairman of the Board



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